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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

May 18, 2015

Re:			Entera Bio Ltd. Draft Registration Statement on Form F-1 Submitted April 3, 2015 CIK No. 0001638097 CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated April 30, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on April 3, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	2	May 18, 2015

Market and Industry Data, page 2

1.	We note your statement that you have not independently verified the material obtained from publicly available information and independent industry publications and reports included in your registration statement. As it is not appropriate to state or imply that you do not have liability for any portion of your disclosure, please either remove that statement or include a statement here expressly accepting liability for this material regardless of your not having verified it.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Summary
Our Business, page 3

2.	Please briefly state how, when and from whom you acquired your proprietary large molecule oral drug delivery technology.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

3.	In the chart on page 4 and the corresponding one on page 72, you include a row concerning the “additional oral biologics” you are developing. Your disclosure indicates that you have conducted initial feasibility studies with a number of non-PTH programs but it is unclear which of them, if any, has advanced to a point where a clinical trial in 2016 is feasible. If one or more has done so, please revise your table to include specific information about these programs, including the indication(s) they are intended to treat. However, if you are unable to provide such information at this time, please remove this row from both charts as the programs are in too preliminary a stage to be included in a chart intended to summarize your product pipeline.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 76 and 78 of the Registration Statement.

Our Product Candidates, page 5

4.	In your discussion of EB612 for hypoparathyroidism, please explain the significance of an orphan drug designation, note that Natpara also has received this designation and state that unless you demonstrate EB612’s clinical superiority over Natpara you will be unable to obtain regulatory approval for it until January 2022.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	3	May 18, 2015

5.	In your product pipeline chart, you state that you expect to initiate a Phase 2a trial for your oral PTH product intended to treat non-union bone fractures in 2016. Please indicate here and wherever else relevant in your disclosure if and when you intend to conduct a Phase 1 trial for this product and, if not, the reason(s) you believe you can advance this product directly from preclinical development to a Phase 2a trial.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 87 of the Registration Statement.

Risk Factors
Risks Related to Our Intellectual Property
“If we fail to establish, maintain and enforce intellectual property rights . . .,” page 37

6.	Please amend this risk factor to describe the subject matter of your proprietary technology, including technology related to your issued patents and pending patent applications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 64

7.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment and undertakes to provide an analysis explaining the differences between recent valuations of its common shares leading up to the IPO and the estimated offering price.

Financial Overview
Fair Value of Financial Liabilities Through Profit or Loss, page 65

8.	Please describe the key assumptions that you used in determining the value of your equity at $72 million as of December 31, 2014 that in turn resulted in your recording a $19.4 million loss. Please include the discount rate you applied in your explanation.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 69 of the Registration Statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	4	May 18, 2015

Jobs Act Exemptions, page 70

9.	Please revise your disclosure herein to be consistent with your disclosure on page 8 that says you will not be able to avail yourselves of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement.

Business
Our Product Candidates, page 74

10.	In the chart on page 74, you indicate that Oral PTH for non-union fractures is in a Phase 1 stage of development. As it appears from your disclosure that you have not yet commenced clinical trials for this product candidate, please change the status in this table to preclinical, consistent with the table on page 4.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Registration Statement to amend “Phase 1” to be “Preclinical.”

11.	In your discussion of the Phase 1a clinical trial for EB612, please explain the term “Cmax.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement.

12.	Please describe the “negligible safety issues” you have identified in your preclinical and Phase I clinical development of EB612, including the number of enrollees in the Phase 1 trial who have experienced them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement.

13.	Where you discuss EB613, please explain how this product candidate differs from Forteo other than its being non-injectable. If there are no significant differences between the two products other than how they are administered, please clarify this in your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	5	May 18, 2015

Principal Shareholders, page 117

14.	In the relevant footnotes to your beneficial ownership table, please indicate the individual(s) who have voting and/or dispositive power over the shares held by Centillon Fund and Europa International, Inc.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Registration Statement.

Other Comments

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response:	The Company respectfully advises the Staff that it has not at this time prepared or used any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with copies of any such written communication materials to the extent any such materials are prepared.

16.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

17.	We note that your exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

Response: The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	6	May 18, 2015

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd.